FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2013

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item

1.	Press release entitled “BBVA Francés” reports consolidated fourth quarter earnings for fiscal year 2013”.

Buenos Aires, February 20, 2014 - BBVA Francés (NYSE: BFR.N; BCBA: FRA.BA;

LATIBEX: BFR.LA) reports consolidated fourth quarter earnings for fiscal year 2013.

Annual Highlights

•	BBVA Francés’ net income reached AR$ 2,024.2 million as of December 31, 2013, registering a significant increase compared to the gain obtained in 2012.

•	The private sector loan portfolio totaled AR$ 36,427.3 million as of December 31, 2013, an increase of 28.1% in the last twelve months. Both, consumer loans and loans to small and medium-size companies showed an excellent performance during the year, growing 41.2% and 34.3%, respectively. Loans to large corporations grew 8.5% as a consequence of the decrease in loans to finance foreign trade transactions.

•	In 2012 and 2013, the Argentine Central Bank (BCRA) established through Communications “A” 5319, “A” 5380 and “A” 5449 that certain financial institutions should allocate a minimum portion of total deposits to finance investment projects. By the end of 2013, Communication “A” 5516, renewed this line of credit and extended the quota to be allocated in 2014. The Bank successfully complied with the amount established for 2012 and for 2013. Total lending for investment projects allocated in 2013 reached AR$ 2,961 million.

•	BBVA Francés has maintained excellent asset quality ratios, despite the increase of the non-performing loan portfolio during the period and within an environment that showed signs of deterioration. The non-performing loan ratio reached 0.76% as of December 31, 2013, with a coverage ratio of 254.16%

•	Regarding liabilities, total deposits grew 28.2% in annual terms, reaching AR$ 43,777.8 million. Both, time deposits and current accounts registered significant increases during the period. Deposits in pesos grew 27.5% in the last twelve months, whereas deposits denominated in foreign currency grew 34.3% during the same period.

•	In July 2013, BBVA Francés placed the fourth issuance of its Negotiable Obligations, which achieved a high level of demand. In addition, in November 2013 the Bank issued Series 6 of such bonds for an amount of AR$ 121 million due in 18 months and Series 7 for an amount of AR$ 250 million due in 36 months.

•	BBVA Francés, once again, maintained high levels of liquidity and solvency. As of December 31, 2013 total shareholder’s equity reached AR$ 7,156.2 million, while the excess of capital over the BCRA minimum regulatory requirements, reached AR$ 2,810.2 million, or 39.3% of the Bank’s total stockholder’s equity. The capital ratio reached 19.4% of weighted risk assets.

•	As of December 31, 2013, liquid assets (Cash and due from banks plus BCRA bills and notes) represented 32.7% of the Bank’s total deposits.

•

On July 10, 2013, BBVA Francés and Consultatio S.A signed a sale and purchase agreement, through which the Bank acquired 23 of the 33 floors of the building under construction by Consultatio S.A., which will became the “BBVA Tower”. This is the largest corporate headquarters real state development project in the county and is part of the plan designed in 2010 by BBVA Francés to unify its core areas, currently divided among 10 buildings in the City of Buenos Aires. The goal is to have a building with the highest construction and, environmental standards that will allow the Bank’s staff to work together in the same area, thus achieving greater efficiency. It is worth noting the building is being developed according to the highest international environmental and sustainability standards and with the commitment of the BBVA Group of preserving the environment.

The investment of approximately AR$ 1,200 million has a payment schedule associated with the work progress of the project. To date, construction is progressing according to plan and projected for completion in late 2015. This building will be located on the street L. Alem 815 in the City of Buenos Aires.

•	On October 1, 2013 the BCRA´s Communication “A” 5460 came into effect. This regulation grants broad protection to consumers of financial services and includes among other aspects, the regulations of fees and commissions charged by financial institutions for services provided. Consequently, fees and charges must represent a real, direct and demonstrable cost and should have technical and economic justification.

•	On September 17, 2013, the Buenos Aires Securities and Exchange Commission Resolution 622/13 took effect. Such resolution regulates the new Capital Market Law 26,831. To comply with this framework, on December 17, 2013 the Bank started the process to register as a Clearing and Settlement Agent and as a Negotiation Agent, which covers such agents that participate in the clearing and settlement of transactions registered to its own portfolio and for its clients, and additionally decide to offer clearing and settlement services for transactions by other registered Negotiation Agents.

Condensed Income Statement (1)
In thousands of pesos except income per share, income per ADS and percentages	FY 2013	FY 2012	% Change
Net Financial Income	4,978,427	3,644,062	36.6%
Provision for loan losses	(453,264)	(256,259)	76.9%
Net income from services	2,498,521	1,846,467	35.3%
Administrative expenses	(3,881,972)	(3,039,731)	27.7%
Operating income	3,141,712	2,194,539	43.2%
Income (loss) from equity investments	95,985	69,818	37.5%
Income (Loss) from Minority interest	(55,013)	(37,874)	45.3%
Other Income/Expenses	(38,022)	(98,179)	-61.3%
Income tax	(1,120,418)	(864,625)	29.6%
Net income for the period	2,024,244	1,263,679	60.2%
Net income per share (2)	3.8	2.4	60.2%
Net income per ADS (3)	11.3	7.1	60.2%

As of December 31, 2013, BBVA Francés net income reached AR$ 2,024.2 million, registering an increase of 60.2% compared to the gain reached in 2012. Such gain includes:

•	A loss of AR$ 86.1 million as a consequence of the variation in public assets valuation.
•	The charge registered in income tax is mainly due to the sale of the BONAR 14 portfolio.

The following “pro forma” table presents non-recurring earnings

Income Statement PROFORMA		Non recurring
in thousands of pesos	Recurring Income	Income	Total Income
Net Financial Income	5,064,564	(86,137)	4,978,427
Provision for loan losses	(453,264)	—	(453,264)
Net income from services	2,498,521	—	2,498,521
Administrative expenses	(3,881,972)	—	(3,881,972)
Operating income	3,227,849	(86,137)	3,141,712
Income (loss) from equity investments	95,985	—	95,985
Income (Loss) from Minority interest	(55,013)	—	(55,013)
Other Income/Expenses	(38,022)	—	(38,022)
Income tax and Minimum Presumed Tax	(1,056,730)	(63,688)	(1,120,418)
Net income for the period	2,174,069	(149,825)	2,024,244

Condensed Income Statement (1)
In thousands of pesos except income per share, income per ADS and percentages	FY 2013	FY 2012	% Change
Net Financial Income	5,064,564	3,603,959	40.5%
Provision for loan losses	(453,264)	(256,259)	76.9%
Net income from services	2,498,521	1,846,467	35.3%
Administrative expenses	(3,881,972)	(3,039,731)	27.7%
Operating income	3,227,849	2,154,436	49.8%
Income (loss) from equity investments	95,985	67,055	43.1%
Income (Loss) from Minority interest	(55,013)	(37,874)	45.3%
Other Income/Expenses	(38,022)	(134,798)	-71.8%
Income tax	(1,056,730)	(793,984)	33.1%
Net income for the period	2,174,069	1,254,835	73.3%
Net income per share (2)	4.0	2.3	73.3%
Net income per ADS (3)	12.1	7.0	73.3%

(1)	Exchange rate: 6,518 Ps. =1 US$
(2)	Assumes 536,877,850 ordinary shares outstanding
(3)	Each ADS represents three ordinary shares.

Other Events

•	On February 11, 2014 the Bank issued its Series 8 and 9 of Negotiable Obligations, which were subscribed for a total amount of AR$ 258.9 million, due in 18 months and for AR$ 145.1 million due in 36 months, respectively.

•	Based on the results of the 2013 fiscal year, the Board of Directors has resolved to propose at the annual shareholders’ meeting a cash dividend payment in the amount of AR$ 28.8 million. Such payment is subject to applicable regulatory and transaction authorizations.

•	On February 4, 2014 the BCRA issued the Communication A “5536” which limit the foreign exchange holdings.

Quarterly Highlights

•	BBVA Francés reached net income of AR$ 863.9 million during the fourth quarter of 2013, registering a significant increase compared to the same quarter of 2012 and to the previous quarter.

•	Net financial income grew 65.1% compared to the same quarter of 2012 and 20.8% compared to the previous quarter of 2013, mainly due to the increase in the intermediation with private sector and the increase in the foreign exchange difference line and in other financial instruments.

•	The private sector loan portfolio increased 8.7% in the last quarter of the year, accelerating the pace of growth. The total portfolio reached AR$ 36,427.3 million. Loans to small and medium-sized companies grew 15.7% during the quarter, while the consumer portfolio increased 13.1% and loans to large corporation decreased by 6.2% during the same period.

•	The Bank’s total deposits reached AR$ 43,777.8 million by the end of the year, increasing 10.7% during the last quarter. Time deposits grew 11.1% and sight deposits grew 10.3% during the same period.

Economic Environment

After the significant growth during the first six months of 2013, economic activity slowed down in the third and fourth quarter of 2013, as the Monthly Estimator of Economic Activity (known by its acronym in Spanish, EMAE), which is a monthly proxy for quarterly GDP increased in July-October by 0.5% (seasonally adjusted) with respect to the first half of 2013 (3.6%).

The Monthly Industrial Estimator fell 1.9% on October-November of 2013 in comparison with the third quarter and 2.6% in year-on-year basis, continuing the trend registered during such period.

Construction also fell during the fourth quarter of 2013 decreasing 1.3% with respect to the third quarter of 2013, while in an annual basis it continued to increase by 4.6% with respect to the same period of 2012.

Inflation, as measured by the official Consumer Price Index for Greater Buenos Aires (which is used to calculate the CER adjustment for some sovereign bonds) increased by 3.3% in the fourth quarter of 2013, above the 2.6% growth in the previous quarter, accumulating 10.9% in the last twelve months.

The primary fiscal deficit of the national public sector was AR$ 9,434 million during October and November 2013, compared to only AR$ 62 million during the same months in the previous year. The increase in primary public sector spending was 37.8 % and public sector revenues increased 28.2 % in annual terms.

Tax revenues increased by 17% due to a fall in export duties; however, total revenues were reinforced by the increase in results that the BCRA and Anses transferred to the National Treasury.

Interest payments increased by 16.8% annually and the total deficit reached AR$ 16,746 million, a growth of 165% compared to the same months of 2013.

The items that contributed the most to the increase in primary spending during the period were public works (which increased 69%) and transfers to the private sector (which increased 47%).

In the external sector, the accumulated trade surplus in the fourth quarter of 2013 reached USD 1,883 million, 14.9% lower than that recorded in the fourth quarter of 2012. The performance of the trade balance is the result of total exports of USD 19,547 million (-1.4%) and total imports of USD 17,664 million (+0.3%) in the period.

In the FX market, the exchange rate (BCRA reference rate) closed at AR$ 6.5180 per U.S. dollar on December 30, 2013, increasing 12.51% in comparison with the AR$ 5.7920 per USD registered on September 30, 2013.

In the fourth quarter of 2013, the stock of international reserves of the Central Bank decreased by USD 4,142 million to USD 30,599 million on December 30, 2013. During the quarter, the Central Bank sold USD 4,947 million in the FX market, higher than the previous quarter when it sold USD 1,635 million.

The Badlar interest rate for private banks increased 168 basis points on the fourth quarter of 2013, as it averaged 19.3% compared to the 17.7% averaged on the third quarter of 2013.

Private sector loans in pesos increased 8.7% in the fourth quarter of 2013 with respect to the third quarter of 2013, while private sector loans in dollars dropped by 13.3%. Total deposits in pesos in the financial system increased 6.4% in the same period. Private sector deposits in pesos grew 7.8% and private sector deposits in dollars grew 1.4%.

The Bank

BBVA Francés has vast experience in the market, offering the best products and services through its wide distribution network all over Argentina. Its strength, commitment and flexibility allow it to retain existing clients and to attract new clients’ day by day, achieving a place as one of the main financial institutions in the Argentine financial system.

In 2013, the Bank reached the top position in the Net Recommendation and Satisfaction Indexes (known by its Spanish acronym, IRENE) thus obtaining leadership in the market regarding service quality. These indexes analyze clients’ intention to recommend their bank to others as well as their level of satisfaction with the services provided.

During the fourth quarter of 2013, BBVA Francés continued to differentiate itself by strengthening its relationship with clients and employees, in order to offer the best products and a great experience. To that end, the various projects listed below were implemented.

BBVA Frances considers the high income segment as strategic and for that reason the Bank has been working over the past two years on a long term plan in order to achieve a leading and differentiated position in this target. Accordingly, by the end of November 2013, the Bank launched the PREMIUM segment with an exclusive event at the Greek embassy in Argentina. This new segment is composed of the 15,000 clients with the highest income, who will have access to a new and different service experience: “Premium” executives, parking at branches with VIP spaces, free of charge subscriptions to magazines and newspapers, birthday presents and many other premium experiences at theatres, concerts and movies, with pre-sales on tickets and priority in invitations, exclusive brochures, among others.

In the retail segment, and in the framework of the “Estas Dulce” campaign, in November 2013 the “Pony” commercial won the “Lápiz de Plata” prize. In addition, by the end of the year, with the aim of reinforcing the value of its credit cards, the Bank launched a new campaign named “Souvenir” which the slogan of “Mejor viajá vos”, encouraging clients to exchange their purchases for Lanpass kilometers in order to travel around Argentina and the rest of the world through LAN and its associated airlines.

In addition, the Bank presented the new MasterCard Travel Assistance service, free of charge, for those clients (including their families and additional credit card holders) with Gold, Platinum and Black credit cards.

At the same time, two new offices were opened as part of the Bank´s expansion plan: a branch at the city of Esquel (province of Chubut), which aims to improve BBVA Frances’s positioning in the Patagonia region and a new in-company branch at Casino Buenos Aires, an strategic area due to the large number of people in the neighborhood and its commercial potential.

In the commercial segment and understanding the needs of the Agricultural and Corporate clients, BBVA Francés opened an exclusive branch in Rosario which offers a great variety of financial products and services tailor made for these segments.

As part of the differentiated service plan, the “Comex” (foreign trade operations) department carried out “Foreign Trade workshops”, where more than 500 companies participated, including clients and others, to discuss current subjects, new regulations related to imports and exports and payment of services abroad.

It is also important to highlight the social role played by BBVA Francés, represented by the “Compromiso Social BBVA Francés” (BBVA Francés Social Compromise). Such commitment defines three lines of work: BBVA Francés Scholarship Program, the Environmental Preservation Program and the Stimulus to Agricultural Entrepreneurs.

As part of the Program “Artists for Education” the Bank sponsored a concert at the “Instituto Superior de Arte del Teatro Colón” in Mar del Plata, and the “Jazz y Más” (“Jazz & more”) music festival which was organized by the Culture Division of San Isidro, province of Buenos Aires.

Similarly, within the Scholarship Program, BBVA Francés organized the event “Ciclo de Mesas Redondas 2013” (“Round Table Discussions 2013”) about Educational Quality and Social Inclusion, together with the Del Salvador University in Pilar city and the Catholic University of Córdoba.

As usual, the Bank presented its traditional prize, for the 24rd time, BBVA Francés Award to the Agricultural Entrepreneur, which has become a symbol of recognition and stimulus for entrepreneurs, farmers and professionals of the sector who have innovated in their business and improved profitability. As a result, the prize offers the possibility to be part of an important group of professionals of the agro-sector, with wide opportunities for the business, in terms of image, prestige, advertisement and recognition from the authorities of the sector.

Presentation of Financial Information

•	Foreign currency balances as of December 31, 2013 have been translated into pesos at the reference exchange rate published by the BCRA. ($ 6.518/ US$).

•	This press release contains unaudited information that consolidates all of the banking activities of BBVA Banco Francés and its subsidiaries on a line-by-line basis. The Bank’s share interest in the Consolidar Group is shown as Investments in other companies (booked by the equity method) and the corresponding results are included in Income from equity investments.

•	Information contained in this press release may differ from the information published by BBVA Group for Argentina, which is prepared according to Spanish accounting standards for all BBVA Group affiliates.

Financial Information

				r% quarter ended 12-31-13 vs
Condensed Income Statement (1)	Quarter ended			quarter ended
(in thousands of pesos except income per share, ADS and percentages)	12-31-13	09-30-13	12-31-12	09-30-13	12-31-12
Net Financial Income	1,595,988	1,320,781	966,652	20.8%	65.1%
Provision for loan losses	(141,743)	(102,888)	(100,226)	37.8%	41.4%
Net income from services	667,451	678,628	516,632	-1.6%	29.2%
Administrative expenses	(993,270)	(1,037,719)	(861,310)	-4.3%	15.3%
Operating income	1,128,426	858,802	521,748	31.4%	116.3%
Income (Loss) from equity investments	17,841	38,857	12,056	-54.1%	48.0%
Income (Loss) from Minority interest	(15,261)	(13,551)	(11,644)	12.6%	31.1%
Other Income/Expenses	5,859	(23,830)	(51,456)	-124.6%	-111.4%
Income tax and Minimum Presumed Tax	(272,934)	(299,580)	(195,770)	-8.9%	39.4%
Net income for the period	863,931	560,698	274,934	54.1%	214.2%
Net income per share (2)	1.61	1.04	0.51	54.1%	214.2%
Net income per ADS (3)	4.83	3.13	1.54	54.1%	214.2%

(1)	Exchange rate: AR$ 6,518 Ps = 1USD
(2)	Assumes 536,877,850 ordinary shares
(3)	Each ADS represents three ordinary shares

During the fourth quarter of 2013, the Bank’s net income totaled AR$ 863.9 million.

As previously mentioned, this result includes the effect of the variation of public bond valuations.

The following “pro forma” table presents the non-recurring earnings.

Condensed Income Statement PROFORMA 12 3113
in thousands of pesos	Recurring results	Non recurring Income	Total results
Net Financial Income	1,662,202	(66,214)	1,595,988
Provision for loan losses	(141,743)	—	(141,743)
Net income from services	667,451	—	667,451
Administrative expenses	(993,270)	—	(993,270)
Operating income	1,194,640	(66,214)	1,128,426
Income (loss) from equity investments	17,841	—	17,841
Income (Loss) from Minority interest	(15,261)	—	(15,261)
Other Income/Expenses	5,859	—	5,859
Income tax and Minimum Presumed Tax	(284,115)	11,181	(272,934)
Net income for the period	918,964	(55,033)	863,931

In order to standardize the comparison with previous quarters; the analysis of the variations is made in terms of recurring results.

				r% quarter ended 12-31-13 vs
Condensed Income Statement PROFORMA	Quarter ended			quarter ended
in thousands of pesos	12 31-13	09-30-13	12-31-12	09-30-13	12-31-12
Net Financial Income	1,662,202	1,241,038	968,301	33.9%	71.7%
Provision for loan losses	(141,743)	(102,888)	(100,226)	37.8%	41.4%
Net income from services	667,451	678,628	516,632	-1.6%	29.2%
Administrative expenses	(993,270)	(1,037,719)	(861,310)	-4.3%	15.3%
Operating income	1,194,640	779,059	523,397	53.3%	128.2%
Income (Loss) from equity investments	17,841	38,857	12,056	-54.1%	48.0%
Income (Loss) from Minority interest	(15,261)	(13,551)	(11,644)	12.6%	31.1%
Other Income/Expenses	5,859	(23,830)	(51,456)	-124.6%	-111.4%
Income tax and Minimum Presumed Tax	(284,115)	(272,794)	(198,457)	4.2%	43.2%
Net income for the period	918,964	507,742	273,896	81.0%	235.5%

BBVA Francés reached net income of AR$ 919.0 million during the fourth quarter of 2013, registering a significant increase compared to the same quarter of 2012 and to the previous quarter.

Net financial income grew 71.7% and 33.9% compared to the quarters ended December 31, 2012 and September 30, 2013, respectively. Such increase is mainly due to a higher volume of intermediation with the private sector together with the growth in the foreign exchange difference and other financial instruments lines.

As a consequence of the increase in the loan portfolio and in non-performing loans, provisions for loan losses in the quarter grew 37.8% and 41.4% compared to the same quarter of 2012 and to the previous quarter, respectively.

Net income from services increased 29.2% compared to the fourth quarter of 2012 whereas it maintained its level compared to the previous quarter of 2013.

Administrative expenses increased 15.3% compared to the same quarter of 2012 and showed a small decrease of 4.3% during the fourth quarter of 2013.

Finally, other income/expenses registered a gain of AR$ 5.9 million, mainly due to lesser provisions for other contingencies, higher recovered loans and disaffected provisions.

				r% quarter ended 12-31-13 vs
Main figures	Quarter ended			quarter ended
(in thousands of pesos except percentages)	12-31-13	09-30-13	12-31-12	09-30-13	12-31-12
Return on Average Assets (1)	6.1%	4.3%	2.6%	41.6%	139.0%
Return on Average Shareholders’ Equity	51.4%	37.3%	22.0%	37.8%	133.4%
Net fee Income as a % of Recurrent Operating Income	28.7%	35.4%	34.8%	-19.0%	-17.7%
Net fee Income as a % of Administrative Expenses	67.2%	65.4%	60.0%	2.8%	12.0%
Adm. Expenses as a % of Recurrent Operating Income (2)	42.6%	54.1%	58.0%	-21.1%	-26.5%

(1)	Annualized.
(2)	Adm.Expenses / (Net financial income + Net income from services)

The book value version of the income statement is considered in the line item analysis.

Net Financial Income

Net financial income registered a significant increase compared to the same quarter of 2012 and to the previous quarter, growing 65.1% and 20.8%, respectively.

The increase reflects higher volumes of intermediation with the private sector, continuing the pace of growth of the most recent quarters, which resulted in an increase of the interest margin of 24.6% compared to the same quarter of 2012 and 4.1% during the quarter.

As previously mentioned, the net financial income result includes the non-recurring income originated by variations in the valuation of public securities. Such results totaled losses of AR$ 66.2 million and AR$ 1.6 million, during the quarters ended December 31, 2013 and December 31, 2012, respectively, whereas the quarter ended on September 30, 2013 registered a gain of AR$ 79.7 million.

In addition, both, the “foreign exchange difference” and “others” line items, which include foreign currency operations, registered a significant increase not only on a quarterly basis but also annually.

				r% quarter ended 12-31-13 vs
Net financial income	Quarter ended			quarter ended
(in thousands of pesos except percentages)	12-31-13	09-30-13	12-31-12	09-30-13	12-31-12
Net financial income	1,595,988	1,320,781	966,652	20.8%	65.1%
Net income from financial intermediation	890,319	855,449	714,358	4.1%	24.6%
CER adjustment	33,168	33,171	34,155	0.0%	-2.9%
Income from securities and short term investments	29,253	172,667	127,312	-83.1%	-77.0%
Interest on Government guaranteed loans	2,287	3,921	1,969	-41.7%	16.2%
Foreign exchange difference	316,975	135,046	43,793	134.7%	623.8%
Others	323,986	120,527	45,065	168.8%	618.9%

Income from Public and Private Securities

The Bank has the discretion to mark-to market its total public bonds portfolio; because of that, such income includes the unrealized losses/gains from variations in the valuations of the portfolio.

				r% quarter ended 12-31-13 vs
Income from securities and short-term investments	Quarter ended			quarter ended
(in thousands of pesos except percentages)	12-31-13	09-30-13	12-31-12	09-30-13	12-31-12
Income from securities and short-term investments	29,253	172,667	127,312	-83.1%	-77.0%
Holdings booked at fair value	(39,529)	94,520	51,464	-141.8%	-176.8%
Bills and Notes from the Central Bank	73,197	77,697	76,377	-5.8%	-4.2%
Other fixed income securities	(4,415)	450	(529)	-1080.8%	735.4%
CER adjustment	33,193	33,194	34,189	0 .0%	-2.9%

Net Income from Services

Net income from services registered an increase of 29.2% compared to the same quarter of 2012 whereas it maintained a similar level during the fourth quarter of 2013.

Higher consumption with credit cards, higher fees generated from deposits services and insurance sales, together with fees from PSA Finance led the growth during the last twelve months.

Service charge expenses grew mainly due to the increase in benefits offered for credit card consumption.

Compared to the previous quarter, service charge expenses grew more than the income from services as a consequence of higher fees paid in connection with the “LANPass kilometers” program.

				r% quarter ended 12-31-13 vs
Net income from services	Quarter ended			quarter ended
(in thousands of pesos except percentages)	12-31-13	09-30 -13	12-31-12	09-30-13	12-31-12
Net income from services	667,451	678,628	516,632	-1.6%	29.2%
Service charge income	940,046	904,016	722,178	4.0%	30.2%
Service charges on deposits accounts	187,753	186,103	154,510	0.9%	21.5%
Credit cards and operations	380,759	353,736	284,224	7.6%	34.0%
Insurance	99,528	90,346	68,390	10.2%	45.5%
Capital markets and securities activities	5,062	7,105	10,037	-28.7%	-49.6%
Fees related to foreign trade	26,723	23,671	21,784	12.9%	22.7%
Other fees	240,220	243,054	183,234	-1.2%	31.1%
Services Charge expense	(272,595)	(225,387)	(205,547)	20.9%	32.6%

Administrative Expenses

Administrative expenses increased 15.3% compared to the same quarter of 2012 and decreased slightly compared to the previous quarter.

Personnel expenses grew in the last twelve months mainly due to the increase in wages according to the agreement reached with the labor union and to a higher number of employees.

General expenses increased 15.8% during the same period, due to tax charges as a consequence of the initial payment of the purchase of the new building, an increase in the activity volume, and all charges related directly to the business activity level and to price adjustments related to structural fixed costs (cleaning, rent and security), partially offset by lower charges on advertisement and promotions.

During the last quarter, personnel expenses didn´t register variations, whereas general expenses decreased mainly due to lesser tax charges (during the previous quarter the initial payment for the new building was made) and advertisement and publicity expenses.

As of December 31, 2013, the Bank and its subsidiaries had 5,233 employees. The branch office network totaled 275 attention-to-clients units, including 245 consumer branch offices and 30 branch offices specializing in the middle-market segment and institutions. Corporate banking included 7 business units grouped by industry. Complementing its distribution network, the Bank has 13 in-company branches and 2 point of sale outlets, 655 ATM’s and 728 quick deposit boxes (“QDBs”).

				r% quarter ended 12-31-13 vs
Administrative expenses		Quarter ended		quarter ended
(in thousands of pesos except percentages)	12-31-13	09-30 -13	12-31-12	09-30 -13	12-31-12
Administrative expenses	(993,270)	(1,037,719)	(861,310)	-4 .3%	15.3%
Personnel expenses	(564,864)	(563,370)	(491,455)	0 .3%	14.9%
Electricity and Communications	(18,061)	(15,111)	(16,741)	19.5%	7.9%
Advertising and Promotion	(36,055)	(52,526)	(42,078)	-31.4%	-14.3%
Honoraries	(18,570)	(16,722)	(14,711)	11.1%	26.2%
Taxes	(87,550)	(98,206)	(62,667)	-10 .9%	39.7%
Organization and development expenses	(13,175)	(12,560)	(11,851)	4.9%	11.2%
Amortizations	(27,879)	(25,973)	(25,500)	7.3%	9.3%
Other	(227,116)	(253,251)	(196,307)	-10 .3%	15.7%

Other Income / Expenses

Other income/expenses totaled a gain of AR$ 5.9 million during the fourth quarter of 2013 mainly due to lesser provisions for other contingencies recorded during the period, higher recovered loans and disaffected provisions.

Income from Equity Investments

Income from equity investments sets forth net income from related companies that are not consolidated. During the last quarter of 2013 a gain of AR$ 17.8 million was recorded, mainly due to BBVA Frances’ stake in Rombo Compañia Financiera. It is important to highlight that in the quarter ended September 30, 2013 this item included the annual valuation for the stake in Visa.

Balance and activity

Total Public Sector Exposure

Exposure to the public sector’s National treasury increased 7.7% compared to the same quarter of 2012 and 27.0% during the quarter. Even though during 2013 amortizations and sales, specifically, the total Bonar 14 portfolio, were registered, these were partially offset by new instruments incorporated into the Bank’s portfolio.

The Bank’s portfolio of BCRA bills and notes decreased 44.0% compared to December 2012 and 39.5% during the quarter, in accordance to the liquidity policy implemented by the Bank.

As of December 31, 2013, public sector National treasury assets represented 3.8% of the Bank’s total assets. Total exposure to BCRA’s bills and notes net of holdings linked to reverse repo transactions, represented 2.1% of the Bank’s total assets.

Total exposure to the public sector includes public debt of the national treasury through public securities, guaranteed loans and trustees, as well as, the BCRA’s bills and notes.

				r% quarter ended 12-31-13 vs
Exposure to the Public Sector		Quarter ended		quarter ended
(in thousands of pesos except percentages)	12-31-13	09-30-13	12-31-12	09-30-13	12-31-12
Public Sector - National Government	2,243,504	1,765,845	2,082,441	27.0%	7.7%
Public Sector Loans	40,915	79,588	35,067	-48.6%	16.7%
Total bond portfolio	2,022,878	1,322,214	1,871,389	53.0%	8.1%
Holdings book at fair value	1,976,935	1,290,040	1,829,927	53.2%	8.0%
Holdings book at amortized cost	164	164	164	0.0%	0.0%
Unlisted	45,779	32,010	41,298	43.0%	10.9%
Trustees	174,804	174,804	176,173	0.0%	-0.8%
Allowances	(196)	(192)	(188)	2.1%	4.3%
Reverse repo	(5,103)	(189,431)	—	-97.3%	—
Public Sector - National Government own portfolio	2,238,401	1,576,414	2,082,441	42.0%	7.5%
Bills and Notes from Central Bank	1,408,487	4,391,487	2,201,676	-67.9%	-36.0%
Own portfolio	1,233,210	2,039,764	2,201,676	-39.5%	-44.0%
Reverse repo w/Central Bank	(175,277)	(2,351,723)	—	-92.5%	—
Total exposure to the Public Sector	3,651,991	6,157,332	4,284,117	-40.7%	-14.8%
Total exposure to the Public Sector without repos	3,471,611	3,616,178	4,284,117	-4.0%	-19.0%

Loan Portfolio

The private sector loan portfolio totaled AR$ 36,427.3 million as of December 31, 2013, growing 28.1% in the last twelve months and 8.7% during the last quarter.

During 2013, both, loans for consumption increased and loans to small and medium-sized companies registered an outstanding performance, increasing its portfolios by 41.2% and 34.0%, respectively, whereas financings to large corporations increased 8.5%.

In the retail segment, growth was driven by a 57.1% increase in credit cards, a 40.3% increase in car loans and by a 25.7% growth in personal loans.

Loans to small and medium size companies grew mainly due to leasing and commercial loans. It is important to mention that the management of the line of credit for the productive investment for micro, small and medium-sized companies was instrumental in placing loans and leasing, reaching the target established for the year.

Finally, loans to large corporations registered a poor performance mainly due to the decline in foreign trade transactions, partially offset by an increase in financial loans and advances.

Compared to the previous quarter, growth was led by higher loans to small and medium-sized companies, which increased 15.7%, whereas the increase in the retail segment was 13.1% in the same period. Corporate banking registered a slight decrease in its portfolio during the quarter.

				r% quarter ended 12-31-13 vs quarter
Net loans		Quarter ended		ended
(in thousands of pesos except percentages)	12-31-13	09-30-13	12-31-12	09-30-13	12-31-12
Private & Financial sector loans	36,427,279	33,521,195	28,432,131	8.7%	28.1%
Advances	6,552,258	6,633,490	5,097,179	-1.2%	28.5%
Discounted and purchased notes	5,476,961	4,613,774	4,240,993	18.7%	29.1%
Consumer Mortgages	1,243,900	1,080,961	877,775	15.1%	41.7%
Car secured loans	3,479,820	3,328,779	2,479,398	4.5%	40.3%
Personal loans	5,998,744	5,661,807	4,772,798	6.0%	25.7%
Credit cards	7,429,187	5,974,677	4,729,243	24.3%	57.1%
Loans to financial sector	1,641,846	1,372,086	1,263,224	19.7%	30.0%
Other loans	4,647,736	4,898,638	4,921,690	-5.1%	-5.6%
Unaccrued interest	(132,213)	(100,124)	(73,413)	32.0%	80.1%
Adjustment and accrued interest & exchange differences receivable	811,502	713,054	647,101	13.8%	25.4%
Less: Allowance for loan losses	(722,462)	(655,947)	(523,857)	10.1%	37.9%
Loans to public sector	40,915	79,588	35,067	-48.6%	16.7%
Loans to public sector	8,770	49,015	8,956	-82.1%	-2.1%
Adjustment and accrued interest & exchange differences receivable	32,145	30,573	26,111	5.1%	23.1%
Net total loans	36,468,194	33,600,783	28,467,198	8.5%	28.1%

Asset Quality

BBVA Francés has maintained a leadership position in terms of risk taken in an environment that had shown signs of deterioration.

The asset quality ratio (non-performing loans/total loans) was 0.76% as of December 31, 2013 while the coverage ratio (provisions/non-performing loans) reached 254.16%.

				r% quarter ended 12-31-13 vs quarter
Asset quality ratios		Quarter ended		ended
(in thousands of pesos except percentages)	12-31-13	09-30-13	12-31-12	09-30-13	12-31-12
Non-performing loans (1)	284,254	254,161	187,903	11.8%	51.3%
Allowance for loan losses	(722,462)	(655,947)	(523,857)	10.1%	37.9%
Non-performing loans/net total loans	0.76%	0.74%	0.65%	3.0%	17.9%
Non-performing private loans/net private loans	0.77%	0.74%	0.65%	2.9%	17.9%
Allowance for loan losses/non-performing loans	254.16%	258.08%	278.79%	-1.5%	-8.8%
Allowance for loan losses/net total loans	1.94%	1.91%	1.81%	1.5%	7.5%

(1)	Non-performing loans include: all loans to borrowers classified as “Problem”, “Deficient Servicing”, “High Insolvency Risk”, “Difficult Recovery”, “Irrecoverable” and “Irrecoverable for Technical Decision” according to the new Central Bank debtor classification system.

The following table shows the evolution of provisions for loan losses, including charges relating to transactions recorded under “Other receivables” from financial intermediation.

				r% quarter ended 12-31-13 vs
Evolution of provisions		Quarter ended		quarter ended
(in thousands of pesos except percentages)	12-31-13	09-30-13	12-31-12	09-30-13	12-31-12
Balance at the beginning of the quarter	660,287	623,042	488,667	6.0%	35.1%
Increase / decrease	141,743	102,888	100,226	37.8%	41.4%
Provision increase / decrease - Exchange rate difference	2,962	1,892	1,456	56.6%	-103.4%
Decrease	(77,486)	(67,535)	(63,042)	14.7%	22.9%
Balance at the end of the quarter	727,506	660,287	527,307	10 .2%	38.0%

Deposits

Total deposits reached AR$ 43,783.7 million as of December 31, 2013, an increase of 28.2% in the last twelve months and 10.7% during the quarter.

During the year time deposits grew 39.5% and sight accounts 20.0%. On a quarterly basis the increase registered was similar, an increase of 11.1% for time deposits and of 10.0% for sight accounts.

Deposits denominated in pesos grew 27.5% annually and 8.3% in the last quarter. While, foreign currency deposits reversed the previous downward trend and increased by 34.3% in the last twelve months and 36.1% during the quarter.

By the end of December 31, 2013 deposits denominated in foreign currency reached AR$ 4,720.9 million (equivalent to US$ 596.8 million), representing 9.1% of the Bank’s total deposits.

				r% quarter ended 12-31-13 vs
Total deposits		Quarter ended		quarter ended
(in thousands of pesos except percentages)	12-31-13	09-30-13	12-31-12	09-30-13	06-30-11
Total deposits	43,777,815	39,544,867	34,136,835	10 .7%	28.2%
Current accounts	12,040,888	11,081,263	10,157,141	8.7%	18.5%
Peso denominated	11,209,849	11,065,211	10,150,710	1.3%	10.4%
Foreign currency	831,039	16,052	6,431	5077.2%	12822.4%
Saving accounts	11,902,663	10,617,959	9,803,893	12.1%	21.4%
Peso denominated	9,424,224	8,449,237	7,672,376	11.5%	22.8%
Foreign currency	2,478,439	2,168,722	2,131,517	14.3%	16.3%
Time deposits	18,914,838	17,028,514	13,555,151	11.1%	39.5%
Peso denominated	17,669,881	15,914,251	12,368,502	11.0%	42.9%
CER adjusted time deposits	904	938	729	-3.6%	24.0%
Foreign currency	1,244,053	1,113,325	1,185,920	11.7%	4.9%
Investment Accounts	4,027	5,422	6,929	-25.7%	-41.9%
Peso denominated	4,027	5,422	6,929	-25.7%	-41.9%
Other	915,399	811,709	613,721	12.8%	49.2%
Peso denominated	748,042	640,326	423,254	16.8%	76.7%
Foreign currency	167,357	171,383	190,467	-2.3%	-12.1%
Rescheduled deposits + CEDROS (*)	5,885	16,971	28,523	-65.3%	-79.4%
Peso denominated	5,885	16,971	28,523	-65.3%	-79.4%
Total deposits + Rescheduled deposits & CEDROS	43,783,700	39,561,838	34,165,358	10 .7%	28.2%

(*)	In August 2005, the payments of rescheduled deposits were finalized, only those deposits that have a pending court case remain outstanding.

Other Funding Sources

Other funding sources totaled AR$ 1,815.5 million as of December 31, 2013, and registered a 42.2% increase compared to the previous year and 33.3% during the quarter.

During 2013, the Bank issued three placements of Negotiable Obligations for a total amount of AR$ 624.4 million with a demand that exceeded the amount issued. PSA Finance also issued AR$ 528 million of negotiable obligations.

By the end of the quarter, Negotiable Obligations’ principal plus interest totaled AR$ 1,235.6 million, of which 51% correspond to the Bank’s issuances and the rest to PSA Finance.

Financing lines from other banks decreased compared to December 2012 and increased by 8.9% compared to the previous quarter.

The following table shows funding sources as of December 31, 2013, 5.6% of the outstanding funding sources are denominated in foreign currency.

				r% quarter ended 12-31-13 vs
Other funding sources		Quarter ended		quarter ended
(in thousands of pesos except percentages)	12-31-13	09-30-13	12-31-12	09-30-13	12-31-12
Lines from other banks	579,911	532,297	626,472	8.9%	-7.4%
Senior Bonds	1,235,599	833,167	649,993	48.3%	90.1%
Total other funding sources	1,815,510	1,365,464	1,276,465	33.0%	42.2%

Capitalization

As of December 31, 2013, the Bank’s total shareholders’ equity totaled AR$ 7,156.2 million; representing an excess of AR$ 2,810.3 million over the BCRA capital requirements. On the same date, the capital ratio reached 19.4% of assets adjusted to risk.

				r% quarter ended 12-31-13 vs
Capitalization		Quarter ended		quarter ended
(in thousands of pesos except percentages)	12-31-13	09-30-13	12-31-12	09-30-13	12-31-12
Capital Stock	536,878	536,878	536,878	0.0%	0.0%
Issuance premiums	182,511	182,511	182,511	0.0%	0.0%
Adjustments to stockholders equity	312,979	312,979	312,979	0.0%	0.0%
Subtotal	1,032,368	1,032,368	1,032,368	0.0%	0.0%
Reserves on Profits	4,099,568	4,099,568	2,835,889	0.0%	44.6%
Unappropriated retained earnings	2,024,244	1,160,313	1,263,679	74.5%	60.2%
Total stockholders´equity	7,156,180	6,292,249	5,131,936	13.7%	39.4%

				r% quarter ended 12-31-13 vs
Central Bank Requirements		Quarter ended		quarter ended
(in thousands of pesos except percentages)	12-31-13	09-30-13	12-31-12	09-30-13	12-31-12
Central Bank Minimum Capital Requirements	4,269,971	3,799,674	3,697,327	12.4%	15.5%
Central Bank Minimum Capital Requirements (a, b)	3,964,903	3,655,086	3,591,346	8.5%	10.4%
Increase in capital requirements related to custody	305,068	144,588	105,981	111.0%	187.9%
a) Central Bank Minimum Capital Requirements	3,964,904	3,653,666	3,591,346	8.5%	10 .4%
Allocated to Asset at Risk	3,014,005	2,804,618	2,197,282	7.5%	37.2%
DCR (derivative conterparter risk)	7,377	7,275	—	1.4%	—
Allocated to Immobilized Assets	—	—	187,326	—	-100.0%
Interest Rate Risk	—	—	430,744	—	-100.0%
Loans to Public Sector and Securities in Investment	—	—	73,005	—	-100.0%
Market Risk	84,243	38,893	37,238	116.6%	126.2%
Operational Risk	859,279	802,880	665,751	7.0%	29.1%
b) Minimum capital required for the Guarantee Fund for the Sustainability of the Pas-as-you-go System maneged by the Argentine Republic and registrar of mortgage notes	1,220,271	578,354	423,923	111.0%	187.9%
1% of the securities in custody and book-entry notes	1,220,271	578,354	423,923	111.0%	187.9%
Bank Capital Calculated under Central Bank Rules	7,080,154	6,327,630	5,289,909	11.9%	33.8%
Ordinary Capital Level 1	6,786,792	6,070,362	—	11.8%	—
Dedusctions Ordinary Capital Level 1	(128,463)	(129,621)	—	-0.9%	—
Capital Level 2	421,825	386,889	—	9.0%	—
Core Capital	—	—	3,868,256	—	-100.0%
Minority Interest	—	—	263,887	—	-100.0%
Supplemental Capital	—	—	1,288,507	—	-100.0%
Deductions	—	—	(130,741)	—	-100.0%
Excess over Required Capital	2,810,183	2,527,956	1,592,582	11.2%	76.5%
Capital Ratio (Central Bank rules)	19.4%	18.6%	17.5%	4.1%	10.7%
Excess over Required Capital as a % of Shareholders´Equity	39.3%	40.2%	31.0%	-2.3%	26.5%

Additional Information

				r% quarter ended 12-31-13 vs
		Quarter ended		quarter ended
(in thousands of pesos except percentages)	12-31-13	09-30 -13	12-31-12	09-30 -13	12-31-12
Exchange rate	6.52	5.79	4.92	12.5%	32.6%
Quarterly CER adjustment	2.65%	2.59%	2.68%	2.4%	-0 .8%

This press release contains or may contain certain forward-looking statements within the meaning of the United States Securities Litigation Reform Act of 1995, including, among other things, concerning the prospects of the Argentine economy, BBVA Francés’ earnings, business plans, cost-reduction plans, and capitalization plan, and trends affecting BBVA Francés’ financial condition or results of operations. Any forward-looking statements included in this press release are based on current expectations and estimates, but actual results and events may differ materially from anticipated future results and events. Certain factors which could cause the actual results and events to differ materially from the expected results or events include: (1) changes in domestic or international stock market prices, exchange rates or interest rates; (2) macroeconomic, regulatory, political or governmental changes; (3) changes in the markets for BBVA Francés’ products and services; (4) increased competition; (5) changes in technology; or (6) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparties of BBVA Francés. Additional factors that could cause the actual results or events to differ materially from the expected results or events are described in the reports filed by BBVA Francés with the United States Securities and Exchange Commission (SEC), including, but not limited to, BBVA Francés’ annual report on Form 20-F and exhibits thereto. BBVA Francés does not undertake to revise or update any of the information contained herein under any circumstances, including if at any moment following dissemination of such information it is no longer accurate or complete.

Conference Call

A conference call to discuss fourth quarter earnings will be held on Friday, February 21, 2014, at 1:00 PM New York time – 3.00 PM Buenos Aires time. If you are interested in participating, please dial (888) 572 7034 within the U.S. or +1 (719) 325 2323 outside the U.S. at least 5 minutes prior to our conference. Confirmation code: 5255291. This conference will be recorded. To ask for digital replay, please dial (888) 203 1112 within U.S or +1 (719) 457 0820, same confirmation code. The replay will be available until March 21, 2014.

Internet

This press release is also available at BBVA Francés web site: www.bbvafrances.com.ar

Contacts

Vanesa Bories

Investor Relations

(5411) 4346-4000 ext. 11622

vbories@bbva.com

Cecilia Acuña

Investor Relations

(5411) 4341-5036

ceciliaviviana@bbva.com

Balance Consolidado de BBVA Banco Francés S.A. y Subsidiarias (Grupo Consolidar consolidado línea a línea)

	31-12-13	30 -09-13	30 -06-13	31-12-12
Disponibilidades	12,881,781	7,769,169	8,092,724	8,614,889
Títulos Públicos y Privados	3,459,935	5,913,866	4,426,562	4,101,846
Préstamos	36,468,194	33,646,501	31,590,757	28,493,431
Otros Créditos por Intermediación Financiera	1,168,491	3,618,734	1,880,738	700,925
Créditos por Arrendamientos Financieros	1,777,778	1,556,241	1,360,471	1,110,234
Participaciones en otras sociedades	210,657	194,402	177,267	146,001
Otros Activos	2,556,788	2,279,586	1,780,109	1,617,253
Total Activo	58,523,624	54,978,499	49,308,628	44,784,579
Depósitos	43,759,465	39,560,719	36,875,963	34,165,053
Otrasobligaciones por intermediación financiera	4,943,260	6,628,194	4,516,463	3,285,123
Participaciones deTerceros	172,395	156,324	143,097	117,981
OtrosPasivos	2,492,324	2,341,013	2,041,554	2,084,486
Total Pasivo	51,367,444	48,686,250	43,577,077	39,652,643
Total Patrimonio Neto	7,156,180	6,292,249	5,731,551	5,131,936
Total Pasivo más Patrimonio Neto	58,523,624	54,978,499	49,308,628	44,784,579

ESTADODERESULTADOS

	31-12-13	30-09-13	30 -06-13	31-12-12
Ingreso Financiero Neto	1,598,762	1,323,999	962,793	969,424
Cargo por incobrabilidad	(141,743)	(102,888)	(114,533)	(100,226)
Ingresos por Servicios Netos	667,451	678,628	607,768	516,632
Gastos de administración	(995,759)	(1,042,833)	(941,719)	(867,385)
Otros Ingresos / Egresos neto	24,462	16,870	22,186	(37,446)
Resultado Neto antes de limpuesto a las ganancias	1,153,173	873,776	536,495	480,999
Impuesto a las ganan y a la ganan mínima presunta	(273,171)	(299,851)	(267,613)	(195,821)
Resultado Neto	880,002	573,925	268,882	285,178
Participación de Terceros	(16,071)	(13,227)	(13,419)	(10,244)
Resultado Neto del Trimestre	863,931	560,698	255,463	274,934

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: February 20, 2013	By:	/s/ Ignacio Sanz y Arcelus
	Name:	Ignacio Sanz y Arcelus
	Title:	Chief Financial Officer